SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2009
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

AMBEV REPORTS 2009 THIRD QUARTER RESULTS UNDER IFRS

São Paulo, November 12, 2009– Companhia de Bebidas das Américas – AmBev [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABVc] announces today its results for the 2009 third quarter (Q3 2009). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais and prepared in accordance with International Financial and Reporting Standards (IFRS), and should be read in conjunction with our quarterly financial information for the three and nine months period ended September 30, 2009 filed with the CVM and submitted to the SEC.

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scopes represent the impact of acquisitions and divestitures and the start-up or termination of activities. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Net income, EPS) before non-recurring items. Non-recurring items are either income or expenses, which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. Comparisons, unless otherwise stated, refer to the third quarter of 2008 (Q3 2008). Values in this release may not add up due to rounding.

OPERATING AND FINANCIAL HIGHLIGHTS
Top line performance: Net sales grew 9.8% driven by volume growth and price increases across our regions. Organic volume growth of 4.7% in the period was driven by a 9.5% volume growth in Brazil, partly offset by a 5.6% and 4.5% decline in Latin America South and Hila-Ex volumes, respectively.

Cost of Goods Sold (COGS) and Selling, General & Administrative (SG&A) expenses: COGS per hectoliter increased by 1.4% as inflation was partly offset in the quarter by expected gains on our hedges, lower commodity prices for PET and corn and productivity initiatives. SG&A (excl. depreciation & amortization) increased organically by 18.7% driven by volume growth, inflation, timing of certain investments and accruals for variable compensation in the period.

EBITDA, Operating Cash Flow and Net income: Our Normalized EBITDA reached R$2,373.8 million in Q3 2009, an organic growth of +11.0%, while margin expanded 70 bps in the period to 43.9%. Operating cash flow generation was R$1,829.4 million in Q3 2009, an increase of 3.3% yoy. Our Normalized Net income was R$1,232.5 million (+5.6%) in Q3 2009 while our Normalized Earnings per share (EPS) grew 5.2% yoy.

Payout and Financial Discipline: In Q3 2009, we paid dividends and interest on own capital (IOC) totaling around R$0.7 billion. Since then, we paid dividends and IOC of approximately R$1.0 billion on October 2, 2009 and announced a new IOC and dividend distribution totaling R$1.3 billion to be paid beginning December 18. There were no share buybacks in the quarter.

Financial Highlights - AmBev Consolidated			% As	%			% As	%
R$ million	3Q08	3Q09	Reported	Organic	YTD 08	YTD 09	Reported	Organic
Total volumes	34,445.1	36,345.1	5.5%	4.7%	103,007.0	107,689.7	4.5%	4.7%
Beer	24,387.5	26,217.7	7.5%	7.5%	73,629.0	77,031.6	4.6%	5.3%
CSD and NANC	10,057.6	10,127.4	0.7%	-1.1%	29,378.0	30,658.2	4.4%	2.8%

Net sales	4,800.9	5,411.6	12.7%	9.8%	14,347.7	16,415.4	14.4%	9.8%
Gross profit	3,101.6	3,552.8	14.5%	11.8%	9,329.7	10,935.1	17.2%	12.8%
Gross margin	64.6%	65.7%	100 bps	120 bps	65.0%	66.6%	160 bps	190 bps
EBITDA	2,085.1	2,372.2	13.8%	11.1%	6,196.6	7,539.9	21.7%	17.2%
EBITDA margin	43.4%	43.8%	40 bps	70 bps	43.2%	45.9%	270 bps	320 bps
Normalized EBITDA	2,088.6	2,373.8	13.7%	11.0%	6,208.5	7,339.8	18.2%	13.7%
Normalized EBITDA margin	43.5%	43.9%	40 bps	70 bps	43.3%	44.7%	140 bps	180 bps
Net Income - AmBev holders	1,163.4	1,230.9	5.8%		3,418.0	4,195.2	22.7%
Normalized Net Income - AmBev holders	1,167.0	1,232.5	5.6%		3,430.0	3,995.1	16.5%
No. of share outstanding (millions)	614.0	616.4			614.0	616.4
EPS (R$/shares)	1.89	2.00	5.4%		5.57	6.81	22.3%
Normalized EPS	1.90	2.00	5.2%		5.59	6.48	16.0%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

Third Quarter 2009 Results November 12, 2009 Page 2

Message from AmBev Management

During the third quarter, our normalized consolidated EBITDA totaled R$2,373.8 million, an 11.0% organic increase with our margins expanding by 70 bps and reaching 43.9%. Consolidated volumes delivered solid growth, driven by Brazil once again, and were 4.7% higher in Q3 2009.

In Brazil, the positive macro-economic environment continues to support the good performance of the industry. We have been able to outgrow the market through successful innovations and, as a result, delivered a 12.3% beer volume growth in the period. Our CSD & Nanc business also performed well and delivered a 2.2% volume growth in the period despite the cycling of very challenging comparison with Q3 2008.

Our Normalized Brazil EBITDA increased organically by +12.6%, with margins expanding by 110 bps. Higher accruals for variable compensation have once again negatively impacted our quarterly results when compared to last year. “We are pleased with our results in the quarter, as the areas we decided to focus in the beginning of the year, namely innovation and productivity, continue to contribute positively to our growth in volume, share, EBITDA and profitability. Our investments in the market place to support our innovations produced great results and we are not only growing our profitability this year, but also preparing for 2010 and the future. Our focus now is to prepare ourselves for the summer season as the industry has yet to show signs of deceleration versus last year”, says João Castro Neves, Chief Executive Officer (CEO) for AmBev.

HILA-ex reported a Normalized EBITDA gain of R$12.0 million, mainly driven by the sale of a real state property in Dominican Republic. João Castro Neves comments: “Although still EBITDA negative when excluding one-off gains, our teams in Hila-ex continue to make important progress towards our long-term goals in each country across the Region”.

Latin America South contributed with Normalized EBITDA of R$312.0 million (+25.0%) in the period, despite poor industry performance across most markets. Revenue management initiatives, market share gains and efficiency gains in COGS allowed us to expand margins in Q3 2009 by 370 bps. “We delivered very strong performance in the third quarter despite volume decline due to the industry slowdown. We achieved this performance through market share gains, effective revenue management, focus on premium brands, a solid support to our mainstream brands and by rationalizing our cost structures. We expect a very tough macroeconomic environment for the next quarters but we are confident our brands and our management team are prepared to perform in order to face the challenges to come”, says Bernardo Paiva, CEO for Quinsa.

In Canada, Labatt delivered Normalized EBITDA of R$418.7 million in the period, an organic decline of 7.5% with a margin contraction of 470 bps in the quarter. Although we continue to deliver net revenues per hectoliter growing ahead of inflation, COGS per hectoliter were pressured by aluminum prices and the growth of imported brands in our mix. "After a strong first half of the year, the third quarter proved to be a tougher competitive environment in Canada, as we are seeing competitors clearly choose market share over profitability, and continued soft domestic industry. Our performance continues to be driven by strong price management, growth in our focus brands, smart innovation and the leveraging of all cost saving opportunities,” says Márcio Froes, President for Labatt.

Third Quarter 2009 Results November 12, 2009 Page 3

Overall, we are pleased with another quarter of double-digit EBITDA growth and with our operating cash flow generation the two areas we clearly focused in 2009. Our results year to date have been the result of our people acting as owners and preparing for what everyone believed would be a very challenging year and delivering on those plans.

Turning to our cost structure, during the quarter we hedged our remaining estimated foreign currency exposure for 2010 at an average exchange rate of R$1.99: US$1.00, compared to a R$1.88 : US$1.00 in 2009.

Looking forward, we will continue focusing in our innovation pipeline and execute our production, sales and distribution plans as we enter the summer season. Our brands have been very successful in connecting with our consumers and we want to keep the momentum by continuing to invest behind our brands entering 2010.

Third Quarter 2009 Results November 12, 2009 Page 4

AmBev Consolidated Income Statement

Consolidated Income Statement			Currency	Organic		% As	%
R$ million	3Q08	Scope	Translation	Growth	3Q09	Reported	Organic
Net Revenue	4,800.9	21.2	119.7	469.9	5,411.6	12.7%	9.8%
Cost of Goods Sold (COGS)	(1,699.3)	(11.9)	(42.6)	(105.0)	(1,858.8)	9.4%	6.2%
Gross Profit	3,101.6	9.2	77.1	364.9	3,552.8	14.5%	11.8%
Selling, General and Administrative (SG&A)	(1,381.1)	7.0	(50.5)	(246.2)	(1,670.8)	21.0%	18.0%
Other operating income	76.3	0.0	8.4	89.2	173.9	127.8%	116.8%
Normalized Operating Income
(normalized EBIT)	1,796.8	16.2	35.0	207.9	2,055.9	14.4%	11.5%
Non-recurring items above EBIT	(3.5)		1.0	0.9	(1.5)	nm	nm
Net Financial Results	(262.0)				(243.1)	-7.2%
Share of results of associates	0.0				0.2	nm
Income Tax expense	(356.2)				(592.1)	66.2%
Net income	1,175.1				1,219.3	3.8%
Attributable to AmBev holders	1,163.4				1,230.9	5.8%
Atributable to minority interests	11.6				(11.6)	nm

Normalized EBITDA	2,088.6	16.6	36.6	231.9	2,373.8	13.7%	11.0%

Consolidated Income Statement			Currency	Organic		% As	%
R$ million	YTD08	Scope	Translation	Growth	YTD09	Reported	Organic
Net Revenue	14,347.7	2.3	669.3	1,396.2	16,415.4	14.4%	9.8%
Cost of Goods Sold (COGS)	(5,018.0)	4.6	(260.4)	(206.6)	(5,480.4)	9.2%	4.1%
Gross Profit	9,329.7	6.9	409.0	1,189.6	10,935.1	17.2%	12.8%
Selling, General and Administrative (SG&A)	(4,250.9)	14.3	(209.7)	(543.5)	(4,989.8)	17.4%	12.9%
Other operating income	259.7	0.1	10.4	107.4	377.6	45.4%	41.4%
Normalized Operating Income
(normalized EBIT)	5,338.4	21.3	209.6	753.5	6,322.8	18.4%	14.1%
Non-recurring items above EBIT	(11.9)		(3.3)	215.4	200.1	nm	nm
Net Financial Results	(860.0)				(817.3)	-5.0%
Share of results of associates	3.9				0.5	-88.3%
Income Tax expense	(1,014.9)				(1,482.2)	46.0%
Net income	3,455.4				4,223.9	22.2%
Attributable to AmBev holders	3,418.0				4,195.2	22.7%
Atributable to minority interests	37.4				28.8	-23.1%

Normalized EBITDA	6,208.5	22.0	256.1	853.1	7,339.8	18.2%	13.7%

Third Quarter 2009 Results November 12, 2009 Page 5

AMBEV – CONSOLIDATED RESULTS

The combination of AmBev’s operations in Latin America North (LAN), Latin America South (LAS) and Canada’s business units, eliminating intercompany transactions, comprise our consolidated financial statements. The figures shown below are on an as-reported basis.

Volume (million hectoliters)

Revenues per HL (R$) (*)	COGS per HL (R$) (*)

NORMALIZED EBITDA (R$ MM) (*)	NORMALIZED EBITDA Margin (%) (*)

(*) Q3 2006 and Q3 2007 data derive from BR GAAP figures and are presented just for reference purposes.

Third Quarter 2009 Results November 12, 2009 Page 6

AmBev Consolidated

The following table sets forth the consolidated results of AmBev for Q3 2009 and for our nine-month period (YTD09).

AmBev delivered Normalized EBITDA of R$2,373.8 million in the quarter with a margin expansion of 70 bps. Top line growth continued to exceed volume growth and our COGS/hl grew well below inflation in the period. However, timing of certain investments, mainly in Canada, and higher accruals for variable compensations versus last year in Brazil adversely impacted our operational leverage in the period.

Our year to date EBITDA totaled R$7,339.8 million representing a growth of 13.7% and a margin expansion of 180 bps to 44.7%.

AmBev Results			Currency	Organic		% As	%
R$ million	3Q08	Scope	Translation	Growth	3Q09	Reported	Organic
Volume ('000 hl)	34,445.1	268.8		1,631.2	36,345.1	5.5%	4.7%
Net Revenue	4,800.9	21.2	119.7	469.9	5,411.6	12.7%	9.8%
Net Revenue/hl	139.4	(0.5)	3.3	6.7	148.9	6.8%	4.8%
COGS	(1,699.3)	(11.9)	(42.6)	(105.0)	(1,858.8)	9.4%	6.2%
COGS/hl	(49.3)	0.0	(1.2)	(0.7)	(51.1)	3.7%	1.4%
Gross Profit	3,101.6	9.2	77.1	364.9	3,552.8	14.5%	11.8%
Gross Margin	64.6%				65.7%	100 bps	120 bps
SG&A excl. deprec.&amort.	(1,255.4)	7.1	(48.1)	(233.0)	(1,529.5)	21.8%	18.7%
SG&A deprec.&amort.	(125.7)	(0.1)	(2.4)	(13.1)	(141.3)	12.4%	10.5%
SG&A Total	(1,381.1)	7.0	(50.5)	(246.2)	(1,670.8)	21.0%	18.0%
Other operating income	76.3	0.0	8.4	89.2	173.9	127.8%	116.8%
Normalized EBIT	1,796.8	16.2	35.0	207.9	2,055.9	14.4%	11.5%
Normalized EBIT Margin	37.4%				38.0%	60 bps	80 bps
Normalized EBITDA	2,088.6	16.6	36.6	231.9	2,373.8	13.7%	11.0%
Normalized EBITDA Margin	43.5%				43.9%	40 bps	70 bps

AmBev Results			Currency	Organic		% As	%
R$ million	YTD08	Scope	Translation	Growth	YTD09	Reported	Organic
Volume ('000 hl)	103,007.0	(82.7)		4,765.4	107,689.7	4.5%	4.7%
Net Revenue	14,347.7	2.3	669.3	1,396.2	16,415.4	14.4%	9.8%
Net Revenue/hl	139.3	0.1	6.2	6.8	152.4	9.4%	4.9%
COGS	(5,018.0)	4.6	(260.4)	(206.6)	(5,480.4)	9.2%	4.1%
COGS/hl	(48.7)	0.0	(2.4)	0.2	(50.9)	4.5%	-0.5%
Gross Profit	9,329.7	6.9	409.0	1,189.6	10,935.1	17.2%	12.8%
Gross Margin	65.0%				66.6%	160 bps	190 bps
SG&A excl. deprec.&amort.	(3,867.1)	14.6	(194.1)	(486.9)	(4,533.6)	17.2%	12.7%
SG&A deprec.&amort.	(383.8)	(0.3)	(15.6)	(56.5)	(456.2)	18.9%	14.7%
SG&A Total	(4,250.9)	14.3	(209.7)	(543.5)	(4,989.8)	17.4%	12.9%
Other operating income	259.7	0.1	10.4	107.4	377.6	45.4%	41.4%
Normalized EBIT	5,338.4	21.3	209.6	753.5	6,322.8	18.4%	14.1%
Normalized EBIT Margin	37.2%				38.5%	130 bps	170 bps
Normalized EBITDA	6,208.5	22.0	256.1	853.1	7,339.8	18.2%	13.7%
Normalized EBITDA Margin	43.3%				44.7%	140 bps	180 bps

Third Quarter 2009 Results November 12, 2009 Page 7

Latin America North (LAN)

Our LAN region is comprised of our Brazil Beer and Brazil CSD & Nanc business as well as our businesses in the Hila-Ex countries.

LAN delivered Normalized EBITDA of R$1,643.1 million in the quarter with margin expansion of 160 bps.  Our year to date EBITDA totaled R$4,881.7 million representing a growth of 13.6% and a margin expansion of 200 bps to 46.4%.

LAN Results			Currency	Organic		% As	%
R$ million	3Q08	Scope	Translation	Growth	3Q09	Reported	Organic
Volume ('000 hl)	23,776.3	(5.7)		2,032.4	25,802.9	8.5%	8.5%
Net Revenue	3,154.4	(0.4)	23.3	340.0	3,517.3	11.5%	10.8%
Net Revenue/hl	132.7	0.0		3.6	136.3	2.7%	2.7%
COGS	(1,069.1)	1.0	(13.4)	(73.9)	(1,155.4)	8.1%	6.9%
COGS/hl	(45.0)	0.0		0.2	(44.8)	-0.4%	-0.3%
Gross Profit	2,085.2	0.6	10.0	266.1	2,361.9	13.3%	12.8%
Gross Margin	66.1%				67.2%	100 bps	120 bps
SG&A excl. deprec.&amort.	(810.0)	10.2	(11.3)	(182.2)	(993.3)	22.6%	22.8%
SG&A deprec.&amort.	(99.6)	-	(1.5)	(11.3)	(112.4)	12.9%	11.4%
SG&A Total	(909.6)	10.2	(12.8)	(193.5)	(1,105.7)	21.6%	21.5%
Other operating income	60.0	(0.0)	8.0	113.5	181.5	202.4%	189.2%
Normalized EBIT	1,235.6	10.8	5.2	186.0	1,437.6	16.3%	14.9%
Normalized EBIT Margin	39.2%				40.9%	170 bps	180 bps
Normalized EBITDA	1,427.3	10.8	4.5	200.5	1,643.1	15.1%	13.9%
Normalized EBITDA Margin	45.2%				46.7%	150 bps	160 bps

LAN Results			Currency	Organic		% As	%
R$ million	YTD08	Scope	Translation	Growth	YTD09	Reported	Organic
Volume ('000 hl)	71,020.3	(607.8)		5,350.5	75,763.1	6.7%	7.6%
Net Revenue	9,537.2	(39.2)	98.1	920.8	10,516.8	10.3%	9.7%
Net Revenue/hl	134.3	0.6		3.9	138.8	3.4%	2.9%
COGS	(3,236.1)	29.6	(60.5)	(47.8)	(3,314.8)	2.4%	1.5%
COGS/hl	(45.6)	0.0		1.8	(43.8)	-4.0%	-3.9%
Gross Profit	6,301.0	(9.6)	37.5	873.0	7,202.0	14.3%	13.9%
Gross Margin	66.1%				68.5%	240 bps	270 bps
SG&A excl. deprec.&amort.	(2,520.5)	28.7	(54.6)	(438.4)	(2,984.8)	18.4%	17.6%
SG&A deprec.&amort.	(295.8)	-	(7.1)	(58.2)	(361.1)	22.1%	19.7%
SG&A Total	(2,816.2)	28.7	(61.8)	(496.6)	(3,345.9)	18.8%	17.8%
Other operating income	233.8	0.0	4.6	144.8	383.132	63.9%	61.9%
Normalized EBIT	3,718.6	19.1	(19.7)	521.2	4,239.2	14.0%	13.9%
Normalized EBIT Margin	39.0%				40.3%	130 bps	190 bps
Normalized EBITDA	4,285.4	19.1	(8.0)	585.3	4,881.7	13.9%	13.6%
Normalized EBITDA Margin	44.9%				46.4%	150 bps	200 bps

Third Quarter 2009 Results November 12, 2009 Page 8

AmBev Brazil

Our Brazil business unit delivered Normalized EBITDA of R$1,631.1 million in the quarter, representing an organic growth of +12.6% and a margin expansion of 110 bps to 48.8%. Year to date our Normalized EBITDA totaled R$4,918.5 million, increasing 12.8% versus last year.

Our performance in Brazil for the third quarter and year to date 2009 continues to be significantly impacted by SG&A growth year over year driven by accruals for variable compensation. This is because, contrary to 2009, Brazil did not have any variable compensation in 2008. This should not be an important driver for SG&A growth in the ordinary course of business but will continue to put pressure on our EBITDA in Q4 2009.

Excluding our accruals for variable compensation, our Brazil cash SG&A would have increased by 16.6% and 12.0% in the three and nine months period ended in September, respectively, while our Brazil EBITDA for the same periods would have increased by 16.7% and 16.5%.

AmBev Brazil Results			Currency	Organic		% As	%
R$ million	3Q08	Scope	Translation	Growth	3Q09	Reported	Organic
Volume ('000 hl)	22,216.6	(5.7)		2,103.0	24,313.9	9.4%	9.5%
Net Revenue	3,016.2	(0.4)		325.9	3,341.7	10.8%	10.8%
Net Revenue/hl	135.8	0.0		1.7	137.4	1.2%	1.2%
COGS	(969.9)	1.0		(80.5)	(1,049.4)	8.2%	8.3%
COGS/hl	(43.7)	0.0		0.5	(43.2)	-1.1%	-1.1%
Gross Profit	2,046.3	0.6		245.5	2,292.4	12.0%	12.0%
Gross Margin	67.8%				68.6%	80 bps	80 bps
SG&A excl. deprec.&amort.	(731.6)	10.2		(181.3)	(902.8)	23.4%	25.1%
SG&A deprec.&amort.	(91.7)			(8.5)	(100.2)	9.3%	9.3%
SG&A Total	(823.3)	10.2		(189.8)	(1,002.9)	21.8%	23.3%
Other operating income	40.6	(0.0)		114.5	155.1	281.6%	281.8%
Normalized EBIT	1,263.6	10.8		170.1	1,444.5	14.3%	13.3%
Normalized EBIT Margin	41.9%				43.2%	130 bps	130 bps
Normalized EBITDA	1,438.1	10.8		182.1	1,631.1	13.4%	12.6%
Normalized EBITDA Margin	47.7%				48.8%	110 bps	110 bps

AmBev Brazil Results			Currency	Organic		% As	%
R$ million	YTD08	Scope	Translation	Growth	YTD09	Reported	Organic
Volume ('000 hl)	66,292.1	(607.8)		5,563.2	71,247.5	7.5%	8.5%
Net Revenue	9,116.8	(39.2)		895.3	9,972.9	9.4%	9.9%
Net Revenue/hl	137.5	0.7		1.8	140.0	1.8%	1.3%
COGS	(2,954.7)	29.6		(54.4)	(2,979.5)	0.8%	1.9%
COGS/hl	(44.6)	0.0		2.7	(41.8)	-6.2%	-6.1%
Gross Profit	6,162.1	(9.6)		840.9	6,993.4	13.5%	13.7%
Gross Margin	67.5%				70.1%	260 bps	260 bps
SG&A excl. deprec.&amort.	(2,277.2)	28.7		(439.1)	(2,687.6)	18.0%	19.5%
SG&A deprec.&amort.	(271.2)			(49.6)	(320.8)	18.3%	18.3%
SG&A Total	(2,548.4)	28.7		(488.7)	(3,008.4)	18.1%	19.4%
Other operating income	215.0	0.0		141.0	356.0	65.6%	65.6%
Normalized EBIT	3,828.7	19.1		493.2	4,341.0	13.4%	12.8%
Normalized EBIT Margin	42.0%				43.5%	150 bps	150 bps
Normalized EBITDA	4,342.2	19.1		557.3	4,918.5	13.3%	12.8%
Normalized EBITDA Margin	47.6%				49.3%	170 bps	170 bps

Third Quarter 2009 Results November 12, 2009 Page 9

Beer Brazil

Beer Brazil Results			Currency	Organic		% As	%
R$ million	3Q08	Scope	Translation	Growth	3Q09	Reported	Organic
Volume ('000 hl)	16,056.8	(5.1)		1,966.4	18,018.1	12.2%	12.3%
Net Revenue	2,455.1	(0.3)		298.0	2,752.7	12.1%	12.1%
Net Revenue/hl	152.9	0.0		(0.2)	152.8	-0.1%	-0.1%
COGS	(734.9)	0.9		(79.9)	(813.9)	10.7%	10.9%
COGS/hl	(45.8)	0.0		0.6	(45.2)	-1.3%	-1.2%
Gross Profit	1,720.2	0.5		218.1	1,938.9	12.7%	12.7%
Gross Margin	70.1%				70.4%	40 bps	40 bps
SG&A excl. deprec.&amort.	(629.1)	9.2		(169.0)	(788.9)	25.4%	27.3%
SG&A deprec.&amort.	(75.3)			(0.9)	(76.2)	1.2%	1.2%
SG&A Total	(704.4)	9.2		(169.8)	(865.0)	22.8%	24.4%
Other operating income	24.0	(0.0)		97.9	121.9	408.5%	408.8%
Normalized EBIT	1,039.8	9.7		146.2	1,195.8	15.0%	13.9%
Normalized EBIT Margin	42.4%				43.4%	110 bps	110 bps
Normalized EBITDA	1,179.0	9.7		151.9	1,340.6	13.7%	12.8%
Normalized EBITDA Margin	48.0%				48.7%	70 bps	70 bps

Beer Brazil Results			Currency	Organic		% As	%
R$ million	YTD08	Scope	Translation	Growth	YTD09	Reported	Organic
Volume ('000 hl)	48,777.2	(563.2)		4,312.9	52,527.0	7.7%	8.9%
Net Revenue	7,516.7	(35.2)		724.4	8,205.9	9.2%	9.7%
Net Revenue/hl	154.1	1.1		1.0	156.2	1.4%	0.7%
COGS	(2,271.9)	26.6		(48.1)	(2,293.4)	0.9%	2.1%
COGS/hl	(46.6)	0.0		2.9	(43.7)	-6.3%	-6.2%
Gross Profit	5,244.9	(8.6)		676.2	5,912.5	12.7%	12.9%
Gross Margin	69.8%				72.1%	230 bps	230 bps
SG&A excl. deprec.&amort.	(1,965.7)	25.9		(399.4)	(2,339.1)	19.0%	20.6%
SG&A deprec.&amort.	(225.3)			(18.4)	(243.7)	8.2%	8.2%
SG&A Total	(2,191.0)	25.9		(417.8)	(2,582.8)	17.9%	19.3%
Other operating income	165.5	0.0		105.5	271.1	63.8%	63.8%
Normalized EBIT	3,219.4	17.3		364.0	3,600.7	11.8%	11.2%
Normalized EBIT Margin	42.8%				43.9%	110 bps	110 bps
Normalized EBITDA	3,640.3	17.3		390.1	4,047.7	11.2%	10.7%
Normalized EBITDA Margin	48.4%				49.3%	90 bps	90 bps

Our beer volumes in Brazil grew 12.3% during Q3 2009 driven by real growth in consumer disposable income for the third quarter in a row and strong market share gains. During Q3 2009, we increased our market share by 218bps, reaching 69.4%, according to Nielsen, due to the good performance of our innovations.

Net revenue per hectoliter decreased 0.1% in Q3 2009 as our price increases continue to be offset by higher than inflation increases in taxes and negative packaging mix.

COGS per hectoliter declined 1.2% in the quarter as favorable currency and commodity hedges, lower corn prices and our productivity initiatives in the period have more than offset general inflation.

SG&A excluding depreciation and amortization increased 27.3% organically in the period due to volume growth, general inflation, incremental investments to support our innovations, channel mix and higher accruals for variable compensation.

Beer Brazil Normalized EBITDA increased by 12.8% reaching R$1,340.6 million in the quarter with year-to-date organic growth reaching 10.7%.

Third Quarter 2009 Results November 12, 2009 Page 10

CSD & NANC Brazil

CSD&Nanc Brazil Results			Currency	Organic		% As	%
R$ million	3Q08	Scope	Translation	Growth	3Q09	Reported	Organic
Volume ('000 hl)	6,159.8	(0.6)		136.6	6,295.8	2.2%	2.2%
Net Revenue	561.1	(0.0)		28.0	589.0	5.0%	5.0%
Net Revenue/hl	91.1	0.0		2.5	93.6	2.7%	2.7%
COGS	(235.0)	0.1		(0.6)	(235.5)	0.2%	0.3%
COGS/hl	(38.2)	0.0		0.7	(37.4)	-2.0%	-1.9%
Gross Profit	326.1	0.1		27.4	353.5	8.4%	8.4%
Gross Margin	58.1%				60.0%	190 bps	190 bps
SG&A excl. deprec.&amort.	(102.5)	1.0		(12.4)	(113.9)	11.1%	12.2%
SG&A deprec.&amort.	(16.4)			(7.7)	(24.0)	46.8%	46.8%
SG&A Total	(118.9)	1.0		(20.0)	(137.9)	16.0%	17.0%
Other operating income	16.7	(0.0)		16.5	33.2	99.1%	99.1%
Normalized EBIT	223.8	1.1		23.9	248.8	11.1%	10.6%
Normalized EBIT Margin	39.9%				42.2%	230 bps	230 bps
Normalized EBITDA	259.1	1.1		30.3	290.5	12.1%	11.6%
Normalized EBITDA Margin	46.2%				49.3%	310 bps	310 bps

CSD&Nanc Brazil Results			Currency	Organic		% As	%
R$ million	YTD08	Scope	Translation	Growth	YTD09	Reported	Organic
Volume ('000 hl)	17,514.9	(44.6)		1,250.3	18,720.6	6.9%	7.2%
Net Revenue	1,600.1	(4.0)		170.9	1,767.0	10.4%	10.7%
Net Revenue/hl	91.4	0.0		3.0	94.4	3.3%	3.3%
COGS	(682.9)	3.0		(6.3)	(686.1)	0.5%	0.9%
COGS/hl	(39.0)	0.1		2.3	(36.7)	-6.0%	-5.8%
Gross Profit	917.2	(1.0)		164.7	1,080.9	17.8%	18.0%
Gross Margin	57.3%				61.2%	380 bps	380 bps
SG&A excl. deprec.&amort.	(311.5)	2.7		(39.7)	(348.5)	11.9%	12.9%
SG&A deprec.&amort.	(45.9)			(31.2)	(77.1)	68.0%	68.0%
SG&A Total	(357.4)	2.7		(70.9)	(425.6)	19.1%	20.0%
Other operating income	49.5	0.0		35.5	85.0	71.8%	71.8%
Normalized EBIT	609.3	1.8		129.2	740.3	21.5%	21.1%
Normalized EBIT Margin	38.1%				41.9%	380 bps	380 bps
Normalized EBITDA	701.9	1.8		167.1	870.8	24.1%	23.8%
Normalized EBITDA Margin	43.9%				49.3%	540 bps	540 bps

Our CSD&Nanc Brazil business cycled out a very challenging comparison period in Q3 2008 and posted organic volume growth of 2.2% in the period as industry growth was partly offset by market share losses of 20 bps in Q3 2009. Market share was 17.6% for Q3 2009.

Net Revenues per hectoliter grew 2.7% organically in the period as we continue to take advantage of selective price increases in certain regions, partly offset by higher tax on sales.

COGS per hectoliter decreased organically on a per hectoliter basis (-1.9%) as a result of our currency and aluminum hedges, lower PET prices year–over-year and productivity gains, partly offset by general inflation and higher sugar hedges in the period.

SG&A excluding depreciation and amortization increased 12.2% in the period as a result of general inflation, higher volumes and higher accruals for variable compensation, partly offset by the timing of certain marketing investments.

CSD & Nanc Brazil Normalized EBITDA increased by 11.6% and reached R$290.5 million in the quarter, with year-to-date organic growth at 23.8%.

Third Quarter 2009 Results November 12, 2009 Page 11

HILA-ex Consolidated

HILA-Ex Results			Currency	Organic		% As	%
R$ million	3Q08	Scope	Translation	Growth	3Q09	Reported	Organic
Volume ('000 hl) - Total	1,559.7			(70.6)	1,489.1	-4.5%	-4.5%
Beer Volume ('000 hl)	701.7			(72.1)	629.5	-10.3%	-10.3%
CSD Volume ('000 hl)	858.0			1.5	859.5	0.2%	0.2%
Net Revenue	138.2		23.3	14.1	175.6	27.0%	10.2%
Net Revenue/hl	88.6		15.7	13.6	117.9	33.1%	15.4%
COGS	(99.2)		(13.4)	6.5	(106.1)	6.9%	-6.6%
COGS/hl	(63.6)		(9.0)	1.4	(71.2)	11.9%	-2.2%
Gross Profit	38.9		10.0	20.6	69.5	78.4%	52.9%
Gross Margin	28.2%				39.6%	1140 bps	1090 bps
SG&A excl. deprec.&amort.	(78.4)		(11.3)	(0.9)	(90.6)	15.5%	1.1%
SG&A deprec.&amort.	(7.9)		(1.5)	(2.8)	(12.2)	54.1%	35.4%
SG&A Total	(86.3)		(12.8)	(3.7)	(102.8)	19.0%	4.2%
Other operating income/expenses	19.4		8.0	(1.0)	26.4	36.2%	-5.0%
Normalized EBIT	(28.0)		5.2	15.9	(6.9)	nm	nm
Normalized EBIT Margin	-20.3%				-3.9%	nm	nm
Normalized EBITDA	(10.8)		4.5	18.3	12.0	nm	nm
Normalized EBITDA Margin	-7.8%				6.8%	nm	nm

HILA-Ex Results			Currency	Organic		% As	%
R$ million	YTD08	Scope	Translation	Growth	YTD09	Reported	Organic
Volume ('000 hl) - Total	4,728.2			(212.7)	4,515.5	-4.5%	-4.5%
Beer Volume ('000 hl)	2,155.8			(323.5)	1,832.2	-15.0%	-15.0%
CSD Volume ('000 hl)	2,572.4			110.9	2,683.3	4.3%	4.3%
Net Revenue	420.3		98.1	25.5	543.9	29.4%	6.1%
Net Revenue/hl	88.9		21.7	9.8	120.5	35.5%	11.1%
COGS	(281.4)		(60.5)	6.6	(335.4)	19.2%	-2.3%
COGS/hl	(59.5)		(13.4)	(1.3)	(74.3)	24.8%	2.3%
Gross Profit	138.9		37.5	32.1	208.5	50.1%	23.1%
Gross Margin	33.0%				38.3%	530 bps	530 bps
SG&A excl. deprec.&amort.	(243.3)		(54.6)	0.7	(297.2)	22.1%	-0.3%
SG&A deprec.&amort.	(24.6)		(7.1)	(8.6)	(40.4)	64.1%	35.1%
SG&A Total	(267.9)		(61.8)	(7.9)	(337.5)	26.0%	2.9%
Other operating income/expenses	18.8		4.6	3.7	27.1	44.1%	19.8%
Normalized EBIT	(110.2)		(19.7)	27.9	(101.9)	nm	nm
Normalized EBIT Margin	-26.2%				-18.7%	nm	nm
Normalized EBITDA	(56.8)		(8.0)	28.0	(36.8)	nm	nm
Normalized EBITDA Margin	-13.5%				-6.8%	nm	nm

HILA-ex volumes decreased by 4.5% in Q3 2009, due to the adverse economic scenario that continues to challenge industry volumes across these markets.

Net Revenue per hectoliter was up 15.4% due to better pricing in the period while COGS per hectoliter decreased by 2.2 % on an organic basis, driven by lower commodity prices and productivity gains. SG&A excluding depreciation and amortization, decreased by 1.1% organically in the period as we continue to focus on right sizing our footprint in all of our HILA countries.

Other operating income includes a gain of R$16.4 million arising from the sale of a real state property in Dominican Republic in the period.

Excluding this one-off gain, HILA reached negative EBITDA of around R$4.4 million, which is less than half of our Q3 2008 loss.

Third Quarter 2009 Results November 12, 2009 Page 12

Latin America South (LAS) - Quinsa

Our countries in the region continue to face significant industry volume decline. However, LAS continued to deliver impressive organic EBITDA growth of 25.0%, amounting a total of R$312.0 million in the quarter with a margin expansion of 370 bps, reaching 40.0%. Strong revenue management and fixed cost savings continue to drive our results in the region, which were partly offset by soft volumes and labor inflation pressures.

LAS Results			Currency	Organic		% As	%
R$ million	3Q08	Scope	Translation	Growth	3Q09	Reported	Organic
Volume ('000 hl)	7,344.7	274.5		(411.1)	7,208.1	-1.9%	-5.6%
Net Revenue	679.5	21.5	(13.5)	91.6	779.2	14.7%	13.5%
Net Revenue/hl	92.5	(0.5)	(1.9)	18.0	108.1	16.8%	19.4%
COGS	(310.9)	(12.9)	7.8	(6.5)	(322.5)	3.7%	2.1%
COGS/hl	(42.3)	(0.2)	1.1	(3.3)	(44.7)	5.7%	7.9%
Gross Profit	368.6	8.6	(5.7)	85.1	456.6	23.9%	23.1%
Gross Margin	54.2%				58.6%	440 bps	460 bps
SG&A excl. deprec.&amort.	(151.6)	(3.1)	0.0	(33.8)	(188.5)	24.3%	22.3%
SG&A deprec.&amort.	(14.2)	(0.1)	0.5	(3.3)	(17.2)	20.8%	23.3%
SG&A Total	(165.8)	(3.2)	0.5	(37.1)	(205.7)	24.0%	22.4%
Other operating income/expenses	(7.7)	0.0	0.5	(0.5)	(7.7)	nm	nm
Normalized EBIT	195.1	5.4	(4.7)	47.5	243.3	24.7%	24.3%
Normalized EBIT Margin	28.7%				31.2%	250 bps	270 bps
Normalized EBITDA	249.3	5.8	(5.2)	62.2	312.0	25.2%	25.0%
Normalized EBITDA Margin	36.7%				40.0%	340 bps	370 bps

LAS Results			Currency	Organic		% As	%
R$ million	YTD08	Scope	Translation	Growth	YTD09	Reported	Organic
Volume ('000 hl)	23,133.2	525.1		(609.0)	23,049.3	-0.4%	-2.6%
Net Revenue	2,067.3	41.5	287.1	369.6	2,765.4	33.8%	17.9%
Net Revenue/hl	89.4	(0.2)	12.5	18.4	120.0	34.3%	20.6%
COGS	(901.5)	(25.0)	(104.2)	(80.5)	(1,111.2)	23.3%	8.9%
COGS/hl	(39.0)	(0.2)	(4.5)	(4.5)	(48.2)	23.7%	11.6%
Gross Profit	1,165.8	16.5	182.9	289.0	1,654.2	41.9%	24.8%
Gross Margin	56.4%				59.8%	340 bps	330 bps
SG&A excl. deprec.&amort.	(438.8)	(14.1)	(51.4)	(72.4)	(576.7)	31.4%	16.5%
SG&A deprec.&amort.	(42.9)	(0.3)	(5.0)	(8.5)	(56.6)	32.0%	19.8%
SG&A Total	(481.7)	(14.4)	(56.3)	(80.9)	(633.3)	31.5%	16.8%
Other operating income/expenses	3.4	0.1	5.5	(18.1)	(9.2)	nm	nm
Normalized EBIT	687.4	2.2	132.1	190.0	1,011.7	47.2%	27.6%
Normalized EBIT Margin	33.3%				36.6%	330 bps	280 bps
Normalized EBITDA	849.1	2.9	153.5	232.7	1,238.3	45.8%	27.4%
Normalized EBITDA Margin	41.1%				44.8%	370 bps	330 bps

Third Quarter 2009 Results November 12, 2009 Page 13

LAS Beer

LAS Beer			Currency	Organic		% As	%
R$ million	3Q08	Scope	Translation	Growth	3Q09	Reported	Organic
Volume ('000 hl)	4,304.9	17.7		(86.5)	4,236.0	-1.6%	-2.0%
Net Revenue	485.3	5.8	0.1	72.9	564.2	16.3%	15.0%
Net Revenue/hl	112.7	0.9	0.0	19.5	133.2	18.1%	17.3%
COGS	(182.2)	(3.7)	(1.4)	(12.3)	(199.6)	9.5%	6.7%
COGS/hl	(42.3)	(0.7)	(0.3)	(3.8)	(47.1)	11.3%	8.9%
Gross Profit	303.1	2.2	(1.3)	60.6	364.6	20.3%	20.0%
Gross Margin	62.5%				64.6%	220 bps	270 bps
SG&A excl. deprec.&amort.	(113.6)	0.0	(1.2)	(21.7)	(136.4)	20.1%	19.1%
SG&A deprec.&amort.	(6.8)		0.1	(2.0)	(8.8)	28.4%	29.4%
SG&A Total	(120.4)	0.0	(1.1)	(23.7)	(145.1)	20.5%	19.7%
Other operating income/expenses	(9.1)		0.4	0.4	(8.2)	nm	nm
Normalized EBIT	173.6	2.2	(1.9)	37.4	211.3	21.7%	21.6%
Normalized EBIT Margin	35.8%				37.4%	170 bps	200 bps
Normalized EBITDA	213.8	2.2	(1.7)	49.7	263.9	23.4%	23.2%
Normalized EBITDA Margin	44.1%				46.8%	270 bps	310 bps

LAS Beer			Currency	Organic		% As	%
R$ million	YTD08	Scope	Translation	Growth	YTD09	Reported	Organic
Volume ('000 hl)	13,842.5	26.7		(74.2)	13,795.0	-0.3%	-0.5%
Net Revenue	1,470.4	9.1	230.1	290.2	1,999.8	36.0%	19.7%
Net Revenue/hl	106.2	0.5	16.7	21.6	145.0	36.5%	20.3%
COGS	(517.2)	(5.8)	(70.3)	(61.2)	(654.5)	26.5%	11.8%
COGS/hl	(37.4)	(0.3)	(5.1)	(4.6)	(47.4)	27.0%	12.4%
Gross Profit	953.2	3.3	159.9	229.0	1,345.3	41.1%	24.0%
Gross Margin	64.8%				67.3%	240 bps	230 bps
SG&A excl. deprec.&amort.	(328.1)	(6.9)	(40.0)	(49.1)	(424.1)	29.3%	15.0%
SG&A deprec.&amort.	(20.5)		(2.8)	(5.5)	(28.8)	40.9%	27.1%
SG&A Total	(348.5)	(6.9)	(42.9)	(54.7)	(453.0)	30.0%	15.7%
Other operating income/expenses	2.2		5.5	(16.9)	(9.2)	nm	nm
Normalized EBIT	606.8	(3.6)	122.5	157.5	883.2	45.5%	25.9%
Normalized EBIT Margin	41.3%				44.2%	290 bps	210 bps
Normalized EBITDA	726.3	(3.6)	139.8	193.0	1,055.5	45.3%	26.6%
Normalized EBITDA Margin	49.4%				52.8%	340 bps	280 bps

Beer volume organic decline of 2.0% reflects declining industry volumes across the Quinsa markets driven by the impact of a challenging economic environment. We continue to mitigate part of the impact of industry slowdown by growing market share within the region through leading marketing initiatives and increased innovations.

Net revenues per hectoliter grew 17.3% in the period driven by price increases in line with inflation and revenue management initiatives, together with strong performances from our premium brands.

COGS per hectoliter increased 8.9% in the period, which is below the level of inflation as we achieved higher productivity in our plants to offset general inflation and the continuous pressure of increasing labor costs.

SG&A excluding depreciation and amortization increased 19.1% organically in the period, driven by general inflation, and higher personnel-related expenses, partly offset by fixed cost savings.

Quinsa Beer Normalized EBITDA increased 23.2% in the quarter totaling R$263.9 million.

Third Quarter 2009 Results November 12, 2009 Page 14

LAS CSD & NANC

LAS CSD&Nanc			Currency	Organic		% As	%
R$ million	3Q08	Scope	Translation	Growth	3Q09	Reported	Organic
Volume ('000 hl)	3,039.8	256.8		(324.6)	2,972.0	-2.2%	-10.7%
Net Revenue	194.2	15.7	(13.6)	18.7	215.0	10.7%	9.6%
Net Revenue/hl	63.9	(0.2)	(4.6)	13.2	72.3	13.2%	20.7%
COGS	(128.7)	(9.3)	9.2	5.8	(123.0)	-4.4%	-4.5%
COGS/hl	(42.3)	0.5	3.1	(2.6)	(41.4)	-2.3%	6.2%
Gross Profit	65.5	6.4	(4.4)	24.4	92.0	40.4%	37.3%
Gross Margin	33.7%				42.8%	910 bps	850 bps
SG&A excl. deprec.&amort.	(38.1)	(3.1)	1.2	(12.1)	(52.1)	37.0%	31.9%
SG&A deprec.&amort.	(7.4)	(0.1)	0.4	(1.3)	(8.4)	13.8%	17.7%
SG&A Total	(45.4)	(3.3)	1.6	(13.4)	(60.5)	33.2%	29.6%
Other operating income/expenses	1.4	0.0	0.1	(1.0)	0.5	nm	nm
Normalized EBIT	21.5	3.2	(2.7)	10.0	32.0	49.0%	46.7%
Normalized EBIT Margin	11.1%				14.9%	380 bps	370 bps
Normalized EBITDA	35.4	3.6	(3.5)	12.6	48.1	35.7%	35.5%
Normalized EBITDA Margin	18.3%				22.4%	410 bps	430 bps

LAS CSD&Nanc			Currency	Organic		% As	%
R$ million	YTD08	Scope	Translation	Growth	YTD09	Reported	Organic
Volume ('000 hl)	9,290.7	498.4		(534.9)	9,254.3	-0.4%	-5.8%
Net Revenue	596.9	32.4	57.0	79.4	765.6	28.3%	13.3%
Net Revenue/hl	64.2	0.0	6.2	12.3	82.7	28.8%	19.1%
COGS	(384.3)	(19.2)	(33.9)	(19.3)	(456.7)	18.9%	5.0%
COGS/hl	(41.4)	0.1	(3.7)	(4.5)	(49.4)	19.3%	10.8%
Gross Profit	212.6	13.2	23.0	60.0	308.9	45.3%	28.2%
Gross Margin	35.6%				40.3%	470 bps	470 bps
SG&A excl. deprec.&amort.	(110.7)	(7.2)	(11.3)	(23.3)	(152.6)	37.8%	21.1%
SG&A deprec.&amort.	(22.4)	(0.3)	(2.1)	(2.9)	(27.8)	23.9%	13.1%
SG&A Total	(133.2)	(7.5)	(13.4)	(26.3)	(180.4)	35.4%	19.7%
Other operating income/expenses	1.2	0.1	(0.0)	(1.2)	0.0	nm	nm
Normalized EBIT	80.6	5.8	9.6	32.5	128.5	59.4%	40.4%
Normalized EBIT Margin	13.5%				16.8%	330 bps	320 bps
Normalized EBITDA	122.8	6.6	13.7	39.7	182.7	48.8%	32.3%
Normalized EBITDA Margin	20.6%				23.9%	330 bps	350 bps

CSD & NANC volumes in Quinsa declined in the period driven by lower industry volumes in Argentina, partly compensated by strong volume growth in Uruguay. The industry performance has negatively impacted our volumes and continues to be a concern.

Organic growth in net revenue per hectoliter of 20.7% was driven by price increases in line with inflation implemented during 2009, together with revenue management initiatives.

COGS per hectoliter increased 6.2% organically, which is below the level of inflation, as we were able to achieve lower PET prices and higher productivity to partly offset general inflation and higher costs of sugar and labor which continues to be a concern within our cost structure.

SG&A excluding depreciation and amortization increased 31.9% in the period driven by personnel related costs, strong support to our brands and general inflation.

Quinsa CSD & Nanc Normalized EBITDA increased 35.5% in the period totaling R$48.1 million.

Third Quarter 2009 Results November 12, 2009 Page 15

Canada – Labatt

Canada Results			Currency	Organic		% As	%
R$ million	3Q08	Scope	Translation	Growth	3Q09	Reported	Organic
Volume ('000 hl)	3,324.1			9.9	3,334.1	0.3%	0.3%
Net Revenue	967.0		109.8	38.3	1,115.1	15.3%	4.0%
Net Revenue/hl	290.9		32.9	10.6	334.5	15.0%	3.7%
COGS	(319.2)		(37.1)	(24.6)	(380.9)	19.3%	7.7%
COGS/hl	(96.0)		(11.1)	(7.1)	(114.2)	19.0%	7.4%
Gross Profit	647.8		72.8	13.7	734.3	13.4%	2.1%
Gross Margin	67.0%				65.8%	-110 bps	-120 bps
SG&A excl. deprec.&amort.	(293.7)		(36.9)	(17.0)	(347.6)	18.3%	5.8%
SG&A deprec.&amort.	(11.9)		(1.3)	1.5	(11.8)	-1.2%	-12.4%
SG&A Total	(305.7)		(38.2)	(15.5)	(359.4)	17.6%	5.1%
Other operating income/expenses	24.0		(0.1)	(23.8)	0.1	nm	nm
Normalized EBIT	366.1		34.5	(25.6)	375.0	2.4%	-7.0%
Normalized EBIT Margin	37.9%				33.6%	-420 bps	-400 bps
Normalized EBITDA	412.1		37.3	(30.7)	418.7	1.6%	-7.5%
Normalized EBITDA Margin	42.6%				37.5%	-510 bps	-470 bps

Canada Results			Currency	Organic		% As	%
R$ million	YTD08	Scope	Translation	Growth	YTD09	Reported	Organic
Volume ('000 hl)	8,853.5			23.9	8,877.4	0.3%	0.3%
Net Revenue	2,743.2		284.2	105.8	3,133.2	14.2%	3.9%
Net Revenue/hl	309.8		32.0	11.1	352.9	13.9%	3.6%
COGS	(880.4)		(95.6)	(78.3)	(1,054.3)	19.8%	8.9%
COGS/hl	(99.4)		(10.8)	(8.6)	(118.8)	19.4%	8.6%
Gross Profit	1,862.9		188.5	27.5	2,078.9	11.6%	1.5%
Gross Margin	67.9%				66.4%	-160 bps	-160 bps
SG&A excl. deprec.&amort.	(907.8)		(88.2)	23.9	(972.1)	7.1%	-2.6%
SG&A deprec.&amort.	(45.2)		(3.5)	10.2	(38.4)	-14.9%	-22.6%
SG&A Total	(953.0)		(91.6)	34.1	(1,010.5)	6.0%	-3.6%
Other operating income/expenses	22.5		0.3	(19.2)	3.6	nm	nm
Normalized EBIT	932.4		97.2	42.4	1,072.0	15.0%	4.5%
Normalized EBIT Margin	34.0%				34.2%	20 bps	20 bps
Normalized EBITDA	1,074.0		110.6	35.1	1,219.8	13.6%	3.3%
Normalized EBITDA Margin	39.2%				38.9%	-20 bps	-20 bps

Total volumes increased +0.3% versus Q3 2008 as Labatt’s increase in export shipments was offset by domestic industry decline of -0.5% and market share loss of 50 bps In the period.

Despite more pricing activity from competitors, net revenues per hl increased by 3.7% in Q3 2009 due to price increases in line with inflation and the successful launch of Bud Light Lime.

COGS/hl increased by 7.4% on an organic basis driven by higher aluminum hedges year over year and higher mix of imports (one of the fastest growing segments in the industry) partly offset by improved production efficiencies.

SG&A excluding depreciation and amortization increased by 5.8% organically, driven entirely by increased commercial investments behind our focus brands and the launch of Bud Light Lime.

The increase in commercial investments and a one-off large asset disposal (other operating income) in 2008 resulted in a net decline of 7.5% in our EBITDA to R$418.7 million.

Third Quarter 2009 Results November 12, 2009 Page 16

Other Operating Income, net

Other operating income, net totaled R$173.9 million in Q3 2009 compared to R$76.3 million in Q3 2008. This increase is a result of tax credits recorded by the Company during this quarter and due to the reversal of the provision for losses from minority interest on subsidiaries with net liabilities recorded in December 2008, mainly due to the acquisition of Dominican Republic minority shareholders.

During Q3 2008, we recorded a one-off gain from the sale of a real state in Canada.

Other Operating income, net	3Q09	3Q08	YTD 09	YTD 08
R$ million

Government grants	78.7	56.8	189.7	177.4
Other tax credits	18.2	(6.7)	81.5	(2.5)
(Additions to)/Reversals of provisions	12.5	(4.3)	5.6	3.2
Net gain on disposal of property, plant and equipment and intangible assets	16.3	31.9	20.8	29.9
Other income	48.2	(1.3)	79.9	51.7

	173.9	76.3	377.6	259.7

Non-recurring items

Non-recurring items totaled R$1.5 million net losses in Q3 2009, compared to R$3.5 million non-recurring losses in Q3 2008, primarily due to lower restructuring losses.

Non-recurring items	3Q09	3Q08	YTD09	YTD08
R$ million

Restructuring	(1.5)	(3.5)	(39.4)	(11.9)
Gain from perpetual license
for Labatt in the USA	-	-	239.4	-
	(1.5)	(3.5)	200.1	(11.9)

Third Quarter 2009 Results November 12, 2009 Page 17

Net Financial Results

AmBev’s net financial result was relatively stable at R$243.1 million in Q3 2009, compared to R$262.0 million in Q3 2008, as lower net interest expenses in the period were offset by losses on derivative and non-derivative instruments.

The decrease in net interest expenses is a result of the retirement of certain debt that matured during the period and was not renewed (see debt note below). Gains & losses on derivative instruments relate to the results of our ongoing hedging policy, while gains & losses on non-derivative instruments are mainly a result of the foreign-exchange impact on dividends received from our Quinsa operations and on the cash collaterals of our bonds.

Breakdown of Net Financial Results	3Q09	3Q08	YTD 09	YTD 08
R$ million

Interest income	53.1	21.8	123.9	77.8
Interest expenses	(178.4)	(308.7)	(666.4)	(867.4)
Gains (losses) on derivative instruments	(37.0)	35.5	(117.3)	43.8
Gains/(losses) on non-derivative instruments	(42.9)	17.9	(45.2)	(25.4)
Taxes on financial transactions	(10.4)	(12.6)	(34.8)	(40.5)
Other financial expenses, net	(27.5)	(16.0)	(77.6)	(48.4)

Net Financial Results	(243.1)	(262.0)	(817.3)	(860.0)

	September 2009			December 2008
Debt Breakdown	Current	Non-current	Total	Current	Non-current	Total

Local Currency	323.2	2,184.5	2,507.7	2,883.2	1,579.7	4,462.9
Foreign Currency	606.5	4,690.7	5,297.2	705.0	5,489.9	6,194.9
Consolidated Debt	929.7	6,875.2	7,804.9	3,588.2	7,069.6	10,657.8

Cash and Equivalents			3,890.5			3,298.9
Short-Term Investiments			-			0.1

Net Debt			3,914.4			7,358.9

The Company’s total debt decreased from R$10,657.8 million in December 2008 to R$7,804.9 million in Q3 2009. This decrease is a result, of the payment of certain debt which matured in the period, amounting to approximately R$1.7 billion on April 13th, and about R$0.8 billion in debt related to our Debentures 2009 on July 1st. At the same time, during June we obtained around R$400 million from BNDES to support our investments in Brazil such as our new plant in the state of Minas Gerais.

During the year, we have paid around R$2.2 billion (including the October 2 payment) in dividends and IOC to our shareholders. We have also declared additional dividend and IOC distribution to our shareholders totaling around R$1.3 billion to be paid beginning December 18.

Third Quarter 2009 Results November 12, 2009 Page 18

Provision for Income Tax & Social Contribution

Our weighted nominal tax rate was 32.3% in the period compared to 32.7% in Q3 2008. The effective tax rate in Q3 2009 was 32.7% compared to last year’s rate of 23.3%. The main reasons for the tax rate increase during the quarter are some hedge expenses that are non-deductible, plus a higher EBIT which is taxable at full rate. Our year-to-date effective tax rate of 26.0% is a better indication of our full year results.

The table below shows the reconciliation for income tax and social contribution provision.

Income Tax and Social Contribution
R$ million	3Q09	3Q08	YTD 09	YTD 08

Profit before tax	1,811.5	1,531.3	5,706.1	4,470.3

Adjustment on taxable basis
Non-taxable net financial and other income	(75.8)	(179.7)	(527.3)	(320.1)
Non-taxable intercompany dividends	(0.0)	(0.1)	(0.6)	(0.1)
Goverment grant related to sales taxes	(58.5)	(56.8)	(169.6)	(182.0)
Fair Value Adjustment	18.8	-	87.7	-
Hedge Commodities Result	9.7	(13.5)	214.1	(14.3)
Expenses non-deductible for tax purposes	46.8	46.4	143.8	103.9
	1,752.5	1,327.4	5,454.1	4,057.8
Aggregated weighthed nominal tax rate	32.3%	32.7%	32.4%	33.1%
Taxes – nominal rate	(566.0)	(434.1)	(1,766.6)	(1,343.5)

Adjustment on taxes expenses
Goverment grant on income tax	(27.1)	(20.4)	(137.8)	(75.8)
Tax savings from tax credits (interest attributed to shareholders’)	(85.8)	(90.4)	(258.9)	(257.0)
Tax savings from goodwill amortization on tax books	(34.0)	(37.0)	(110.1)	(110.5)
Change in tax rate	(1.5)	-	-	-
Dividends withholding tax	46.4	20.5	63.7	31.4
Other tax adjustment	128.0	49.5	158.7	83.2
Expense on income tax	592.1	356.2	1,482.2	1,014.9
Effective tax rate	-32.7%	-23.3%	-26.0%	-22.7%

Minority Interest

Minority interest in subsidiaries were a total income of R$11.6 million in Q3 2009 compared to an expense of R$11.6 million in Q3 2008. During Q4 2008, we recorded provision for losses attributable to minority interest in subsidiaries with net liabilities. During Q3 2009, we capitalized some of these subsidiaries and, as a result, recorded an adjustment to minority interest to reflect their corresponding share of these subsidiaries’ losses and reversal the provision for losses accrued in 2008. Year to date, our minority interest expense decreased from R$37.4 million to R$28.8 million as a result of this adjustment which was partly offset by higher profits from Quinsa's subsidiaries

Net Income

AmBev posted a net income of R$1,230.9 million in the period compared to R$1,163.4 million last year. The main reason for this increase is better operating results partly offset by higher effective tax rate in the period.

Third Quarter 2009 Results November 12, 2009 Page 19

Reconciliation between Normalized EBITDA and Net income

Both Normalized EBITDA and EBIT are measures utilized by AmBev’s management to demonstrate the Company’s performance.

Normalized EBITDA is calculated excluding from Net Income the following effects: (i) Minority interest, (ii) Income Tax expense, (ii) Share of results of associates, (iv) Net Financial Results, (v) Non-recurring items, and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Net Income as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and AmBev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Net Income to EBITDA	3Q09	3Q08	YTD 09	YTD 08
Net Income - AmBev holders	1,230.9	1,163.4	4,195.2	3,418.0
Minority interest	(11.6)	11.6	28.8	37.4
Income tax expense	592.1	356.2	1,482.2	1,014.9
Income Before Taxes	1,811.5	1,531.3	5,706.1	4,470.3
Share of results of associates	(0.2)	(0.0)	(0.5)	(3.9)
Net Financial Results	243.1	262.0	817.3	860.0
Non-recurring items	(1.5)	(3.5)	200.1	(11.9)
Normalized EBIT	2,055.9	1,796.8	6,322.8	5,338.4
Depreciation & Amortization	317.9	291.8	1,017.0	870.1
Normalized EBITDA	2,373.8	2,088.6	7,339.8	6,208.5

Shareholding Structure

The table below shows AmBev’s shareholding structure as of September 30, 2009.

AmBev Shareholding Structure
	ON	%Outs	PN	%Outs	Total	%Outs
Anheuser-Busch InBev	256,327,362	74.0%	124,084,860	46.0%	380,412,222	61.7%
FAHZ	58,214,051	16.8%	0	0.0%	58,214,051	9.4%
Market	31,933,684	9.2%	145,885,238	54.0%	177,818,922	28.8%
Outstanding	346,475,097	100.0%	269,970,098	100.0%	616,445,195	100.0%
Treasury	119,475		423,313		542,788
TOTAL	346,594,572		270,393,411		616,987,983
Free float bovespa	30,573,069	8.8%	99,606,596	36.9%	130,179,665	21.1%
Free float NYSE	1,360,615	0.4%	46,278,642	17.1%	47,639,257	7.7%

Third Quarter 2009 Results November 12, 2009 Page 20

Q3 2009 EARNINGS CONFERENCE CALL

Speakers:	João Castro Neves Chief Executive Officer for AmBev
Nelson Jamel CFO and Investor Relations Officer

Language:	English

Date:	November 12th, 2009 (Thursday)

Time:	14:00 (Brasília time) 11:00 (ET)

Phone number:	US participants	+ 1 (800) 860-2442
	International participants	+ 1 (412) 858-4600

Code:	AmBev

Please call 15 minutes prior to the beginning of the conference call.

The conference call will also be transmitted live through the Internet, available on AmBev´s Investor Relations website: www.ambev-ir.com.

The conference call replay will be available on AmBev’s website around two hours after the conclusion. For Playback: Participants calling from USA: +1(877) 344-529 / Participants calling from other countries: +1(412) 317-0088 / Code: 434776# (pound key) - enter "1" to start the playback. The playblack will be available from 1 hour after the conference ends for 1 week.

For additional information, please contact the Investor Relations Department:

Michael Findlay	Myriam Bado
(5511) 2122-1415	(5511) 2122-1414
ir@ambev.com.br	acmbsp@ambev.com.br

www.ambev-ir.com

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SUPPLEMENTAL FINANCIAL INFORMATION Third quarter 2009 Results November 12, 2009 Pág. 21

AmBev - Segment Financial Information
Organic Results
	AmBev Brazil									Hila Operations						Canada			AmBev
	Beer Brazil			CSD & NANC Brazil			Total AmBev Brazil				Quinsa			Hila-ex			Operations		Consolidated
	3Q09	3Q08%		3Q09	3Q08%		3Q09	3Q08%		3Q09	3Q08%		3Q09	3Q08%		3Q09	3Q08%		3Q09	3Q08%
Volumes (000 hl)	18,018	16,057	12.3%	6,296	6,160	2.2%	24,314	22,217	9.5%	7,208	7,345	-5.6%	1,489	1,560	-4.5%	3,334	3,324	0.3%	36,345	34,445	4.7%

R$ million
Net Sales	2,752.7	2,455.1	12.1%	589.0	561.1	5.0%	3,341.7	3,016.2	10.8%	779.2	679.5	13.5%	175.6	138.2	10.2%	1,115.1	967.0	4.0%	5,411.6	4,800.9	9.8%
% of Total	50.9%	51.1%		10.9%	11.7%		61.8%	62.8%		14.4%	14.2%		3.2%	2.9%		20.6%	20.1%		100.0%	100.0%
COGS	(813.9)	(734.9)	10.9%	(235.5)	(235.0)	0.3%	(1,049.4)	(969.9)	8.3%	(322.5)	(310.9)	2.1%	(106.1)	(99.2)	-6.6%	(380.9)	(319.2)	7.7%	(1,858.8)	(1,699.3)	6.2%
% of Total	43.8%	43.2%		12.7%	13.8%		56.5%	57.1%		17.4%	18.3%		5.7%	5.8%		20.5%	18.8%		100.0%	100.0%
Gross Profit	1,938.9	1,720.2	12.7%	353.5	326.1	8.4%	2,292.4	2,046.3	12.0%	456.6	368.6	23.1%	69.5	38.9	52.9%	734.3	647.8	2.1%	3,552.8	3,101.6	11.8%
% of Total	54.6%	55.5%		9.9%	10.5%		64.5%	66.0%		12.9%	11.9%		2.0%	1.3%		20.7%	20.9%		100.0%	100.0%
SG&A	(865.0)	(704.4)	24.4%	(137.9)	(118.9)	17.0%	(1,002.9)	(823.3)	23.3%	(205.7)	(165.8)	22.4%	(102.8)	(86.3)	4.2%	(359.4)	(305.7)	5.1%	(1,670.8)	(1,381.1)	18.0%
% of Total	51.8%	51.0%		8.3%	8.6%		60.0%	59.6%		12.3%	12.0%		6.2%	6.3%		21.5%	22.1%		100.0%	100.0%
Other operating income, net	121.9	24.0	408.8%	33.2	16.7	99.1%	155.1	40.6	281.8%	(7.7)	(7.7)	nm	26.4	19.4	-5.0%	0.1	24.0	nm	173.9	76.3	116.8%
% of Total	70.1%	31.4%		19.1%	21.8%		89.2%	53.2%		-4.4%	-10.1%		15.2%	25.4%		0.1%	31.4%		100.0%	100.0%
Normalized EBIT	1,195.8	1,039.8	13.9%	248.8	223.8	10.6%	1,444.5	1,263.6	13.3%	243.3	195.1	24.3%	(6.9)	(28.0)	nm	375.0	366.1	-7.0%	2,055.9	1,796.8	11.5%
% of Total	58.2%	57.9%		12.1%	12.5%		70.3%	70.3%		11.8%	10.9%		-0.3%	-1.6%		18.2%	20.4%		100.0%	100.0%
Normalized EBITDA	1,340.6	1,179.0	12.8%	290.5	259.1	11.6%	1,631.1	1,438.1	12.6%	312.0	249.3	25.0%	12.0	(10.8)	nm	418.7	412.1	-7.5%	2,373.8	2,088.6	11.0%
% of Total	56.5%	56.4%		12.2%	12.4%		68.7%	68.9%		13.1%	11.9%		0.5%	-0.5%		17.6%	19.7%		100.0%	100.0%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-29.6%	-29.9%		-40.0%	-41.9%		-31.4%	-32.2%		-41.4%	-45.8%		-60.4%	-71.8%		-34.2%	-33.0%		-34.3%	-35.4%
Gross Profit	70.4%	70.1%		60.0%	58.1%		68.6%	67.8%		58.6%	54.2%		39.6%	28.2%		65.8%	67.0%		65.7%	64.6%
SG&A	-31.4%	-28.7%		-23.4%	-21.2%		-30.0%	-27.3%		-26.4%	-24.4%		-58.5%	-62.5%		-32.2%	-31.6%		-30.9%	-28.8%
Other operating income, net	4.4%	1.0%		5.6%	3.0%		4.6%	1.3%		-1.0%	-1.1%		15.0%	14.0%		0.0%	2.5%		3.2%	1.6%
Normalized EBIT	43.4%	42.4%		42.2%	39.9%		43.2%	41.9%		31.2%	28.7%		-3.9%	-20.3%		33.6%	37.9%		38.0%	37.4%
Normalized EBITDA	48.7%	48.0%		49.3%	46.2%		48.8%	47.7%		40.0%	36.7%		6.8%	-7.8%		37.5%	42.6%		43.9%	43.5%

Per Hectoliter - Reported (R$/hl)
Net Sales	152.8	152.9	-0.1%	93.6	91.1	2.7%	137.4	135.8	1.2%	108.1	92.5	16.8%	117.9	88.6	33.1%	334.5	290.9	15.0%	148.9	139.4	6.8%
COGS	(45.2)	(45.8)	-1.3%	(37.4)	(38.2)	-2.0%	(43.2)	(43.7)	-1.1%	(44.7)	(42.3)	5.7%	(71.2)	(63.6)	11.9%	(114.2)	(96.0)	19.0%	(51.1)	(49.3)	3.7%
Gross Profit	107.6	107.1	0.4%	56.1	52.9	6.1%	94.3	92.1	2.4%	63.3	50.2	26.2%	46.7	25.0	86.9%	220.2	194.9	13.0%	97.8	90.0	8.6%
SG&A	(48.0)	(43.9)	9.4%	(21.9)	(19.3)	13.5%	(41.2)	(37.1)	11.3%	(28.5)	(22.6)	26.4%	(69.0)	(55.3)	24.7%	(107.8)	(91.9)	17.2%	(46.0)	(40.1)	14.6%
Other operating income, net	6.8	1.5	353.2%	5.3	2.7	94.8%	6.4	1.8	248.7%	(1.1)	(1.0)	nm	17.7	12.4	nm	0.0	7.2	nm	4.8	2.2	115.9%
Normalized EBIT	66.4	64.8	2.5%	39.5	36.3	8.7%	59.4	56.9	4.5%	33.7	26.6	27.1%	(4.6)	(18.0)	nm	112.5	110.1	2.1%	56.6	52.2	8.4%
Normalized EBITDA	74.4	73.4	1.3%	46.1	42.1	9.7%	67.1	64.7	3.6%	43.3	33.9	27.6%	8.0	(6.9)	nm	125.6	124.0	1.3%	65.3	60.6	7.7%

SUPPLEMENTAL FINANCIAL INFORMATION Third quarter 2009 Results November 12, 2009 Pág. 22

AmBev - Segment Financial Information
Organic Results
	AmBev Brazil									Hila Operations						Canada			AmBev
	Beer Brazil			CSD & NANC Brazil			Total AmBev Brazil				Quinsa			Hila-ex		Operations			Consolidated
	YTD 09	YTD 08%		YTD 09	YTD 08%		YTD 09	YTD 08%		YTD 09	YTD 08%		YTD 09	YTD 08%		YTD 09	YTD 08%		YTD 09	YTD 08%
Volumes (000 hl)	52,527	48,777	12.3%	18,721	17,515	7.2%	71,248	66,292	8.5%	23,049	23,133	-2.6%	4,516	4,728	-4.5%	8,877	8,853	0.3%	107,690	103,007	4.7%

R$ million
Net Sales	8,205.9	7,516.7	9.7%	1,767.0	1,600.1	10.7%	9,972.9	9,116.8	9.9%	2,765.4	2,067.3	17.9%	543.9	420.3	6.1%	3,133.2	2,743.2	3.9%	16,415.4	14,347.7	9.8%
% of Total	50.0%	52.4%		10.8%	11.2%		60.8%	63.5%		16.8%	14.4%		3.3%	2.9%		19.1%	19.1%		100.0%	100.0%
COGS	(2,293.4)	(2,271.9)	2.1%	(686.1)	(682.9)	0.9%	(2,979.5)	(2,954.7)	1.9%	(1,111.2)	(901.5)	8.9%	(335.4)	(281.4)	-2.3%	(1,054.3)	(880.4)	8.9%	(5,480.4)	(5,018.0)	4.1%
% of Total	41.8%	45.3%		12.5%	13.6%		54.4%	58.9%		20.3%	18.0%		6.1%	5.6%		19.2%	17.5%		100.0%	100.0%
Gross Profit	5,912.5	5,244.9	12.9%	1,080.9	917.2	18.0%	6,993.4	6,162.1	13.7%	1,654.2	1,165.8	24.8%	208.5	138.9	23.1%	2,078.9	1,862.9	1.5%	10,935.1	9,329.7	12.8%
% of Total	54.1%	56.2%		9.9%	9.8%		64.0%	66.0%		15.1%	12.5%		1.9%	1.5%		19.0%	20.0%		100.0%	100.0%
SG&A	(2,582.8)	(2,191.0)	19.3%	(425.6)	(357.4)	20.0%	(3,008.4)	(2,548.4)	19.4%	(633.3)	(481.7)	16.8%	(337.5)	(267.9)	2.9%	(1,010.5)	(953.0)	-3.6%	(4,989.8)	(4,250.9)	12.9%
% of Total	51.8%	51.5%		8.5%	8.4%		60.3%	59.9%		12.7%	11.3%		6.8%	6.3%		20.3%	22.4%		100.0%	100.0%
Other operating income, net	271.1	165.5	63.8%	85.0	49.5	71.8%	356.0	215.0	65.6%	(9.2)	3.4	nm	27.1	18.8	19.8%	3.6	22.5	nm	377.6	259.7	41.4%
% of Total	71.8%	63.7%		22.5%	19.1%		94.3%	82.8%		-2.4%	1.3%		7.2%	7.2%		1.0%	8.7%		100.0%	100.0%
Normalized EBIT	3,600.7	3,219.4	11.2%	740.3	609.3	21.1%	4,341.0	3,828.7	12.8%	1,011.7	687.4	27.6%	(101.9)	(110.2)	nm	1,072.0	932.4	4.5%	6,322.8	5,338.4	14.1%
% of Total	56.9%	60.3%		11.7%	11.4%		68.7%	71.7%		16.0%	12.9%		-1.6%	-2.1%		17.0%	17.5%		100.0%	100.0%
Normalized EBITDA	4,047.7	3,640.3	10.7%	870.8	701.9	23.8%	4,918.5	4,342.2	12.8%	1,238.3	849.1	27.4%	(36.8)	(56.8)	nm	1,219.8	1,074.0	3.3%	7,339.8	6,208.5	13.7%
% of Total	55.1%	58.6%		11.9%	11.3%		67.0%	69.9%		16.9%	13.7%		-0.5%	-0.9%		16.6%	17.3%		100.0%	100.0%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-27.9%	-30.2%		-38.8%	-42.7%		-29.9%	-32.4%		-40.2%	-43.6%		-61.7%	-67.0%		-33.6%	-32.1%		-33.4%	-35.0%
Gross Profit	72.1%	69.8%		61.2%	57.3%		70.1%	67.6%		59.8%	56.4%		38.3%	33.0%		66.4%	67.9%		66.6%	65.0%
SG&A	-31.5%	-29.1%		-24.1%	-22.3%		-30.2%	-28.0%		-22.9%	-23.3%		-62.1%	-63.7%		-32.3%	-34.7%		-30.4%	-29.6%
Other operating income, net	3.3%	2.2%		4.8%	3.1%		3.6%	2.4%		-0.3%	0.2%		5.0%	4.5%		0.1%	0.8%		2.3%	1.8%
Normalized EBIT	43.9%	42.8%		41.9%	38.1%		43.5%	42.0%		36.6%	33.3%		-18.7%	-26.2%		34.2%	34.0%		38.5%	37.2%
Normalized EBITDA	49.3%	48.4%		49.3%	43.9%		49.3%	47.6%		44.8%	41.1%		-6.8%	-13.5%		38.9%	39.2%		44.7%	43.3%

Per Hectoliter - Reported (R$/hl)
Net Sales	156.2	154.1	1.4%	94.4	91.4	3.3%	140.0	137.5	1.8%	120.0	89.4	34.3%	120.5	88.9	35.5%	352.9	309.8	13.9%	152.4	139.3	9.4%
COGS	(43.7)	(46.6)	-6.3%	(36.7)	(39.0)	-6.0%	(41.8)	(44.6)	-6.2%	(48.2)	(39.0)	23.7%	(74.3)	(59.5)	24.8%	(118.8)	(99.4)	19.4%	(50.9)	(48.7)	4.5%
Gross Profit	112.6	107.5	4.7%	57.7	52.4	10.3%	98.2	93.0	5.6%	71.8	50.4	42.4%	46.2	29.4	57.2%	234.2	210.4	11.3%	101.5	90.6	12.1%
SG&A	(49.2)	(44.9)	9.5%	(22.7)	(20.4)	11.4%	(42.2)	(38.4)	9.8%	(27.5)	(20.8)	32.0%	(74.7)	(56.7)	31.9%	(113.8)	(107.6)	5.8%	(46.3)	(41.3)	12.3%
Other operating income, net	5.2	3.4	52.1%	4.5	2.8	60.7%	5.0	3.2	54.1%	(0.4)	0.1	nm	6.0	4.0	nm	0.4	2.5	nm	3.5	2.5	39.1%
Normalized EBIT	68.6	66.0	3.9%	39.5	34.8	13.7%	60.9	57.8	5.5%	43.9	29.7	47.7%	(22.6)	(23.3)	-3.2%	120.8	105.3	14.7%	58.7	51.8	13.3%
Normalized EBITDA	77.1	74.6	3.3%	46.5	40.1	16.1%	69.0	65.5	5.4%	53.7	36.7	46.4%	(8.1)	(12.0)	-32.1%	137.4	121.3	13.3%	68.2	60.3	13.1%

Third quarter 2009 Results November 12, 2009 Page 23

CONSOLIDATED BALANCE SHEET
R$ million	September 2009	December 2008
Assets
Non-Current Assets
Property, plant and equipment	6,271.0	7,304.6
Goodwill	17,492.3	17,912.4
Intangible assets	1,922.0	2,492.9
Investments in associates	24.5	30.4
Investment securities	251.8	317.4
Deferred tax assets	1,464.1	1,817.8
Employee benefits	19.9	19.9
Trade and other receivables	2,484.8	2,624.2
Total Non-Current Assets	29,930.3	32,519.6

Current assets
Investment securities (CURRENT)	235.2	0.1
Inventories	1,472.4	2,018.1
Income tax receivable	604.3	479.7
Trade and other receivables (current)	3,058.6	3,428.7
Cash and cash equivalents	3,890.5	3,298.9
Assets held for sale	62.4	67.9
	9,323.4	9,293.3

Total Assets	39,253.8	41,813.0

Equity and Liabilities
Equity
Paid-in capital	6,832.1	6,602.0
Reserves	(1,419.9)	321.5
Retained earnings	15,927.2	13,864.0
Equity attributable to equity holders of AmBev	21,339.3	20,787.5
Minority interests	196.9	224.1

Total Non-Current Liabilities
Interest-bearing loans and borrowings	6,875.2	7,069.6
Employee benefits (non CURRENT)	672.7	784.3
Deferred tax liabilities	523.5	821.2
Trade and other payables (NON CURRENT)	681.9	626.4
Provisions (non-CURRENT)	889.0	962.9
	9,642.3	10,264.3

Current liabilities
Bank overdrafts	38.7	18.8
Interest-bearing loans and borrowings (current)	929.7	3,588.2
Income tax payable	931.5	680.8
Trade and other payables	6,080.5	6,147.5
Provisions	94.8	101.8
	8,075.3	10,537.1

Total equity and liabilities	39,253.8	41,813.0

Third quarter 2009 Results November 12, 2009 Page 24

CONSOLIDATED STATEMENT OF OPERATIONS
	3Q09	3Q08	YTD 09	YTD 08

Net sales	5,411.6	4,800.9	16,415.4	14,347.7
Cost of sales	(1,858.8)	(1,699.3)	(5,480.4)	(5,018.0)
Gross profit	3,552.8	3,101.6	10,935.1	9,329.7

Sales and marketing expenses	(1,346.8)	(1,165.6)	(3,958.2)	(3,506.4)
Administrative expenses	(324.0)	(215.5)	(1,031.6)	(744.5)
Other operating income, net.	173.9	76.3	377.6	259.7

Normalized EBIT	2,055.9	1,796.8	6,322.8	5,338.4

Non recurring items above EBIT	(1.5)	(3.5)	200.1	(11.9)

Income from operations (EBIT)	2,054.3	1,793.3	6,522.9	5,326.5

Net Financial Results	(243.1)	(262.0)	(817.3)	(860.0)
Share of results of associates	0.2	0.0	0.5	3.9

Income before income tax	1,811.5	1,531.3	5,706.1	4,470.3
Income tax expense	(592.1)	(356.2)	(1,482.2)	(1,014.9)

Net Income	1,219.3	1,175.1	4,223.9	3,455.4
Attributable to:	-	-	-	-
AmBev holders	1,230.9	1,163.4	4,195.2	3,418.0
Minority interest	(11.6)	11.6	28.8	37.4

Nº of basic share outstanding (millions)	616.2	614.1	615.2	613.7
Nº of diluted share outstanding (millions)	617.0	614.8	616.0	614.4

Basic earnings per share – preferred	2.11	2.00	7.19	5.87
Basic earnings per share – common	1.91	1.82	6.53	5.34
Diluted earnings per share– preferred	2.10	1.99	7.18	5.86
Diluted earnings per share– common	1.91	1.81	6.52	5.33

Third quarter 2009 Results November 12, 2009 Page 25

CONSOLIDATED STATEMENT OF CASH FLOWS
R$ million	3Q09	3Q08	YTD 09	YTD 08

Cash Flows from Operating Activities
Net income for the period	1,219.3	1,175.1	4,223.9	3,455.4
Adjustments to reconcile net income to cash provided by operating activities
Non-cash Expenses (Income)
Depreciation, amortization and impairment	313.9	290.1	1,016.3	872.5
Impairment losses on receivables and inventories	22.8	15.6	62.5	36.8
Additions/(reversals) in provisions and employee benefits	41.6	25.2	91.3	109.7
Net financing cost	243.1	262.0	817.3	860.0
Other non-cash items included in net income	(140.7)	(15.9)	(65.0)	(16.7)
Loss/(gain) on sale of property, plant and equipment and intangible assets	(16.3)	(27.6)	(21.0)	(4.0)
Loss/(gain) on assets held for sale	(0.0)	(25.9)	0.2	(25.9)
Equity-settled share-based payment expense	16.1	13.0	73.2	41.1
Income tax expense	592.1	356.2	1,482.2	1,014.9
Share of result of associates	(0.2)	(0.0)	(0.4)	(3.9)
Cash flow from operating activities before changes in working capital and use of provisions	2,291.7	2,067.9	7,680.4	6,340.0
Decrease/(increase) in trade and other receivables	(7.2)	93.0	1.1	379.5
Decrease/(increase) in inventories	224.7	117.5	234.2	(28.0)
Increase/(decrease) in trade and other payables	(6.8)	16.8	(1,151.8)	(778.5)
Cash generated from operations	2,502.4	2,295.1	6,763.9	5,913.0
Interest paid	(325.0)	(141.8)	(894.7)	(859.6)
Interest received	21.2	23.5	82.7	84.4
Income tax paid	(369.3)	(405.3)	(562.4)	(1,002.2)
Cash flow from operating activities	1,829.4	1,771.6	5,389.5	4,135.7
Proceeds from sale of property, plant and equipment	49.1	84.8	75.2	103.4
Proceeds from sale of intangible assets	(1.2)	3.9	(0.1)	20.9
Repayments of loans granted	0.4	(0.0)	1.0	0.6
Purchase of minority interest	(47.0)	22.5	(51.6)	(683.8)
Acquisition of property, plant and equipment	(280.2)	(459.4)	(755.1)	(1,068.6)
Acquisition of intangible assets	(43.1)	(51.2)	(108.8)	(162.8)
Net proceeds/(acquisition) of debt securities	(284.9)	23.7	(287.1)	181.2
Net proceeds/(acquisition) of other assets	(1.4)	50.0	3.0	128.0
Acquisition of subsidiaries, net of cash acquired	-	-	(62.3)	-
Cash flow from investing activities	(608.3)	(325.7)	(1,185.7)	(1,481.0)
Capital increase	18.8	55.7	84.7	55.7
Proceeds from borrowings	211.8	1,040.7	1,353.7	5,931.1
Repayment of borrowings	(971.0)	(1,329.4)	(3,492.4)	(5,544.4)
Proceeds/repurchase of treasury shares	15.6	30.4	38.0	(606.7)
Cash net finance costs other than interests	(64.5)	(247.4)	74.9	(663.6)
Payment of finance lease liabilities	(0.2)	(1.1)	(4.7)	(7.4)
Dividend and interest on own capital paid	(776.4)	(1,033.6)	(1,247.7)	(2,138.3)
Cash flow from financing activities	(1,565.9)	(1,484.7)	(3,193.5)	(2,973.6)
Net increase/(decrease) in cash and cash equivalents	(344.7)	(38.9)	1,010.2	(319.0)
Cash and cash equivalents less bank overdrafts at beginning of year	4,245.6	1,862.8	3,280.0	2,240.9
Effect of exchange rate fluctuations	(49.0)	183.8
			(438.5)	85.8
Cash and cash equivalents less bank overdrafts at end of year	3,851.8	2,007.8	3,851.8	2,007.8

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2009

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Nelson José Jamel
Nelson José Jamel Chief Financial and Investor Relations Officer